UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 24, 2012

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated July 24, 2012 announcing STMicroelectronics’ 2012 second quarter and first half financial results.

PR No. C2686C

STMicroelectronics
Reports 2012 Second Quarter and First Half Financial Results

•     Second quarter net revenues up 6.5% sequentially to $2.15 billion
•     Second quarter gross margin up 470 basis points sequentially to 34.3%
•     ST net financial position $1.15 billion at June 30th*

Geneva, July 23, 2012 - STMicroelectronics (NYSE: STM) reported financial results for the second quarter and first half ended June 30, 2012.

On a sequential basis, second quarter net revenues increased 6.5% to $2.15 billion, gross margin improved to 34.3% and net loss attributable to parent company decreased to $75 million.

President and CEO Carlo Bozotti commented, “Our second quarter financial results improved on a sequential basis despite a macro-driven change in customer sentiment in June. Thanks to broad-based growth and the continued expansion of our product portfolio into new applications, our second quarter net revenues and gross margin results were in line with our business outlook. Further, we saw a significant improvement in our net results, although there remains substantial progress to be made.

“A critical component of our capability to improve our financial results is ST-Ericsson. During the quarter, the joint-venture took its first steps in executing their new strategic plan and showed initial progress on all profit and loss metrics. In parallel, we are committed to ensure that the VLSI block, our digital businesses plus ST-Ericsson, becomes self-sustainable and this is one of our top priorities.

“New product introductions into the fastest growing applications, from energy management to healthcare and wellness, from trust and data security to smart consumer devices, are delivering results. During the quarter we ramped production of a pressure sensor and an iNEMO module containing an integrated gyroscope and accelerometer for Samsung’s latest and most advanced smartphone, we shipped in volume AMOLED drivers for smartphones, we won key design-wins in smart power for automotive and for several STM32 32bit microcontrollers in new fitness applications. We also took an important step towards creating a unified processing platform thanks to the recently completed transfer of the ST-Ericsson application processor development team. This will enable us to leverage our broad system knowledge and customer relationships on a much larger addressable market.”
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(*) ST net financial position is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes this measure is important and for reconciliation to U.S. GAAP.

Summary Financial Highlights
U.S. GAAP (In Million US$)	Q2 2012	Q1 2012	Q2 2011
Net Revenues (a)	2,148	2,017	2,567
Gross Margin	34.3%	29.6%	38.1%
Operating Income (Loss), as reported	(207)	(352)	83
Net Income (Loss) attributable to parent company	(75)	(176)	420
(a) Net revenues include sales recorded by ST-Ericsson as consolidated by ST

Non-U.S. GAAP* Before impairment, restructuring and one-time items (In Million US$)	Q2 2012	Q1 2012	Q2 2011
Operating Income (Loss)	(151)	(280)	114
Operating Margin	(7.0%)	(13.9%)	4.4%
Operating Margin – attributable to ST	(1.3%)	(6.5%)	9.1%

Second Quarter Review

ST’s second quarter net revenues increased 6.5% on a sequential basis, with ST’s wholly-owned businesses posting a sequential increase of 4.4% while the Wireless product segment grew by about 19%. All regions grew sequentially with Greater China & South Asia up about 9%, the Americas by about 5%, and EMEA and Japan & Korea each by approximately 4%.

Second quarter gross margin increased 470 basis points sequentially to 34.3%. Excluding a one-time charge following an arbitration award in the first quarter of 2012, gross margin increased 210 basis points sequentially mainly due to a higher level of saturation, favorable product mix and some favorable currency effects which started to occur in the later portion of the quarter. Unsaturation charges in the second quarter were $16 million compared to $71 million in the first quarter.

Combined SG&A and R&D expenses were $909 million compared to $943 million in the prior quarter due to efforts to continuously reduce expenses on a quarter by quarter basis principally driven by ST-Ericsson’s ongoing cost-realignment initiatives. Combined operating expenses, as a percentage of sales, improved to 42.3% in the 2012 second quarter compared to 46.8% in the prior quarter.

Restructuring and impairment charges were $56 million, substantially all of which are related to ST-Ericsson’s cost-realignment initiatives, compared to $18 million in the prior quarter.

Reflecting losses at ST-Ericsson, operating margin before impairment, restructuring and one-time items attributable to ST improved to negative 1.3% in the 2012 second quarter compared to negative 6.5% in the prior quarter.*

In the second quarter of 2012, net loss attributable to non-controlling interests was $160 million, which mainly included the 50% owned by Ericsson in the ST-Ericsson joint venture, as consolidated by ST. In the first quarter of 2012, the corresponding amount was $159 million.

Second quarter net loss attributable to parent company was $75 million or $(0.08) per share, compared to a net loss of $(0.20) per share and net income of $0.46 diluted earnings per share in the prior and year-ago quarters, respectively. On an adjusted basis, net of related taxes, ST reported a non-U.S. GAAP net loss per share of $(0.05), excluding impairment, restructuring charges and one-time items in the second quarter, compared to a net loss of $(0.14) per share and net income of $0.14 diluted earnings per share in the prior and year-ago quarters, respectively.*
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(*)Operating income before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items attributable to ST and adjusted net earnings per share are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

For the second quarter of 2012, the effective average exchange rate for the Company was approximately $1.32 to €1.00 compared to $1.33 to €1.00 for the first quarter of 2012 and $1.37 to €1.00 for the second quarter of 2011.

Net Revenues by Market Segment / Channel

Net Revenues By Market Segment / Channel (*) (Estimated and In %)	Q2 2012	Q1 2012	Q2 2011
Market Segment / Channel:
Automotive	19%	20%	17%
Computer	13%	14%	14%
Consumer	10%	11%	9%
Industrial & Other	9%	10%	10%
Telecom	27%	24%	25%
Total OEM	78%	79%	75%
Distribution	22%	21%	25%
(*) Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

On a sequential basis, Telecom led all market segments growing 19%. Consumer increased about 3%, Industrial & Other up about 2% while Automotive was flat and Computer decreased by about 7%. Distribution increased 12%.

Revenues and Operating Results by ST Product Segment

Commencing January 1, 2012, the Company began reporting the former ACCI Product Segment (Automotive/Consumer/Computer/Communication Infrastructure) into the other segments. The new product segments are Automotive Segment (“APG”) and Digital Sector (“Digital”) comprised of the Digital Convergence Group (“DCG”) and Imaging, BiCMOS ASIC and Silicon Photonics Group (“IBP”).

Operating Segment (In Million US$)	Q2 2012 Net Revenues	Q2 2012 Operating Income (Loss)	Q1 2012 Net Revenues	Q1 2012 Operating Income (Loss)	Q2 2011 Net Revenues	Q2 2011 Operating Income (Loss)
Automotive (APG)	404	38	391	37	459	81
Analog, MEMS & Microcontrollers (AMM)	774	98	758	99	889	166
Digital	353	(36)	336	(38)	521	34
Power Discrete (PDP)	262	4	233	(6)	337	40
Wireless (a)	344	(240)	290	(293)	347	(207)
Others (b)(c)	11	(71)	9	(151)	14	(31)
TOTAL	2,148	(207)	2,017	(352)	2,567	83

 (a) Wireless includes the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, NXP arbitration award and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $16 million, $71 million and $6 million of unused capacity charges in the second and first quarters of 2012 and second quarter of 2011, respectively; and $56 million, $18 million and $31 million of impairment, restructuring charges and other related closure costs in the second and first quarters of 2012 and second quarter of 2011, respectively.

Automotive (APG) second quarter net revenues increased 3.4% sequentially, mainly driven by market share gains and market improvement in China, Japan and the U.S. APG second quarter operating margin was 9.4%, stable compared to the prior quarter.

Analog, MEMS and Microcontrollers (AMM) second quarter net revenues increased 2.2% sequentially driven by analog and microcontroller applications. AMM operating margin was 12.6% in the 2012 second quarter, compared to 13.1% in the prior quarter.

Digital second quarter net revenues increased 4.9% sequentially principally due to higher demand for set-top-box products. Digital operating margin was negative 10.3% in the 2012 second quarter, compared to negative 11.2% in the prior quarter.

Power Discrete (PDP) second quarter net revenues increased 12.3% sequentially due to higher demand for Power MOSFET and IGBT. PDP returned to profitability registering an operating margin of 1.6% in the 2012 second quarter compared to negative 2.6% in the prior quarter.

Wireless net revenues in the second quarter increased 18.6% compared to the prior quarter due to a significant ramp of volumes of NovaThorTM platforms shipping to ST-Ericsson’s major customers. Wireless operating loss was $240 million in the second quarter, or $113 million after considering non-controlling interest, compared to a loss of $293 million, or $135 million after considering non-controlling interest, in the prior quarter.

Our joint venture ST-Ericsson is still in a challenging situation. The company continues to focus on securing the successful execution and delivery of its NovaThor ModAps platforms and Thor modems to customers while executing on company transformation aiming at lowering its break-even point.

For additional information, see ST-Ericsson’s Q2 2012 earnings results press release at www.st.com and at www.stericsson.com

Cash Flow and Balance Sheet Highlights

Free cash flow was negative $129 million in the second quarter mainly due to the results of ST-Ericsson and the one-time payment of $60 million to NXP following an arbitration award. In the prior quarter free cash flow was positive $98 million.*

Capital expenditures net of proceeds from sale were $70 million during the second quarter of 2012 compared to $125 million in the prior quarter.

Inventory decreased by $19 million to $1.49 billion at quarter end.

In the second quarter, dividends paid to shareholders were $89 million. In addition, the Company paid $6 million to redeem the entire residual outstanding 2016 convertible bonds.

ST continued to maintain a strong net financial position with a net cash position of $1.15 billion, as adjusted, taking into account the 50% of ST-Ericsson’s debt, at June 30, 2012 compared to $1.17 billion at December 31, 2011. ST’s cash and cash equivalents, marketable securities and restricted cash equaled $2.07 billion and total debt was $1.54 billion, including $619 million of short-term debt by ST-Ericsson to Ericsson, at June 30, 2012.*

Total equity, including non-controlling interest, was $7.01 billion at quarter end.

In the 2012 second quarter the Company posted a return on net assets (RONA) attributable to ST of negative 1.7%.*
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(*)Free cash flow, net financial position and RONA attributable to ST are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

First Half 2012 Results

Net revenues for the first half of 2012 decreased approximately 18% to $4.16 billion from $5.10 billion in the year-ago period mainly due to lower volumes, including a significant drop in sales at our former largest customer, and much weaker market conditions.

Gross margin was 32.0% of net revenues, compared to 38.6% of net revenues for the 2011 first half. The first half 2012 gross margin was negatively impacted by a one-time $53 million charge to ST’s cost of sales due to an arbitration award and unsaturation charges of $87 million compared to unsaturation charges of $8 million in the prior period. Net income, as reported, was negative $252 million in the first half of 2012, or ($0.28) per share, compared to a net income of $590 million, or $0.65 diluted earnings per share in the first half of 2011. On an adjusted basis, net of related taxes, ST reported a non-U.S. GAAP net loss per share of ($0.19) excluding impairment, restructuring charges and one-time items in the first half of 2012 compared to a net income of $0.34 diluted earnings per share in the first half of 2011.*

The effective average exchange rate for the Company was approximately $1.32 to €1.00 for the first half of 2012, compared to $1.35 to €1.00 for the first half of 2011.

First Half Revenue and Operating Results by Product Segment

Operating Segment (In Million US$)	First Half 2012 Net Revenues	First Half 2012 Operating Income (Loss)	First Half 2011 Net Revenues	First Half 2011 Operating Income (Loss)
Automotive (APG)	795	75	891	141
Analog, MEMS & Microcontrollers (AMM)	1,532	197	1,775	343
Digital	689	(74)	1,009	78
Power Discrete (PDP)	494	(2)	670	90
Wireless	635	(533)	731	(386)
Others	20	(222)	25	(65)
TOTAL	4,165	(559)	5,101	201

Third Quarter 2012 Business Outlook

Mr. Bozotti stated, “As we saw during the end of the second quarter, the global economic environment has weakened. As a result, bookings in June softened and remain somewhat volatile.

“Nonetheless, we continue to expect sequential revenue growth and gross margin improvement with respect to the third quarter, thanks to our new product momentum, in particular in MEMS, microcontrollers and Power MOSFET & IGBT.

“Looking forward, key operational priorities as we navigate the softness in the market environment include market share gains in the second half of the year and careful management of our assets and investments in order to maintain ST’s solid net financial position. In this regard, we are reducing by approximately 25% our full year 2012 capital expenditures plan to be in the range of $500 to $600 million for 2012.

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(*) Adjusted net earnings per share is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

 “Furthermore, we are focused on delivering continued expense reduction. Overall, we will become a much leaner company with increased flexibility to adjust to market conditions and reduce our earnings volatility.”

The Company expects third quarter 2012 revenues to grow sequentially in the range of about +2.5%, plus or minus 3 percentage points. Reflecting a similar level of utilization at our facilities compared to the second quarter, gross margin in the third quarter is expected to be about 35.3%, plus or minus 1.5 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.27 = €1.00 for the 2012 third quarter and includes the impact of existing hedging contracts. The third quarter will close on September 29, 2012.

Recent Corporate Developments

On April 23, ST announced its next step in Multimedia Convergence, focused on offering a unified processing platform to serve a broad range of multimedia devices like set-top-boxes, TVs, car infotainment, smartphones and tablets. The plan includes combining the strengths of ST-Ericsson through a strategic partnership in which ST is taking on ST-Ericsson’s application processor development R&D activity and licensing back the technology to ST-Ericsson for integration into their ModAps (competitive integrated modem plus application processor solutions) for smartphones and tablets. Additionally, the two companies entered into a commercial agreement that enables ST to offer stand-alone application processors for multiple applications, including smartphones and tablets. By consolidating the expertise to master all of the key technologies necessary to serve the multi-screen society, the strategy vaults ST into the league of very few companies able to provide complete solutions based on a unified processing platform that delivers the features required by its customers and the whole ecosystem. On July 1, ST completed the transfer of the application processor development organization from ST-Ericsson.

On May 30, ST announced that all the resolutions proposed by the Supervisory Board were approved at the Company’s Annual General Meeting (AGM), which was held in Amsterdam.
The main resolutions approved by shareholders were:
•
The appointment of Ms. Martine Verluyten as a new member of the Supervisory Board for a three-year term, expiring at the 2015 Annual General Meeting, in replacement of Mr. Doug Dunn whose mandate has expired;

•	Approval of the Company’s 2011 accounts reported in accordance with International Financial Reporting Standards (IFRS); and
•	The distribution of a cash dividend of US$0.40 per share, to be paid in four equal quarterly installments.

On June 11, ST announced that it had secured additional sourcing for its leading-edge 28nm and 20nm FD-SOI (Fully-Depleted-Silicon-on-Insulator) technology with GLOBALFOUNDRIES. The technology, developed by ST and already selected by ST-Ericsson for its future mobile platforms, is ideal for its faster design and superior power performance, while enabling product-cost and power reductions.

On July 2, ST announced the publication of the Company’s 2011 Sustainability Report. The report provides comprehensive details of ST’s Sustainability strategy, policies and performance during 2011 and illustrates how ST embeds sustainability into its business practices to create value for all of its stakeholders.

Q2 2012 – Product and Technology Highlights

During the quarter, ST made solid progress with important new-product introductions and significant design wins in its key growth areas, including energy management & savings, trust & data security, healthcare & wellness and smart consumer devices.

Automotive
o	Collected several design wins in countries around the world for modules that control car-body applications, such as lighting, door zone, and power management.
o	Awarded a design win for the first automotive audio power amplifier for 24V commercial vehicles for a major Korean customer.
o	Awarded design wins for next-generation transmission and engine management from major Tier1 manufacturers in Japan and Europe for worldwide car makers.
o	ST’s Cartesio+ Navigation Processor and AM/FM Tuners ICs have won a design at Garmin for the factory-installed infotainment system for Suzuki’s 2013 American models.
o
ST has achieved additional successes in Advanced Driver Assistance Systems, having established sales relationships with 14 OEMs that have sourced the computer-vision-based platform. We are now sampling the third generation system-on-chip. From 2015, the EU new car assessment program ties 4- and 5-star ratings to Autonomous Emergency Braking (AEB) systems for car-to-car and car to vulnerable road user crashes, which will drive OEMs to provide AEB as a standard feature in their cars.

Digital Sector
  Digital Convergence
o
Earned numerous design wins for MPEG2 in Asia and in India Cable Set Top Box market and for MPEG4 set-top box worldwide market, including fast adoption of the new 40nm families in Cable, Terrestrial, Satellite and IPTV.

o	Collected an additional important design win for Orly 32nm from a telecom operator in Asia.
o
Earned several designs with key Tier 1 OEMs for TV, teleconferencing and CE accessory products using the MYSTIQUE product family, the industry’s first DisplayPort 1.2 and HDMI 1.4 converters supporting up to 4Kx2K video formats and high bit-rate audio.

o	Earned a design win for a networking ASIC in 28nm technology from a major customer.

Imaging, Bi-CMOS, ASIC and Silicon Photonics
o
Collected 5 new major business awards for image sensors, camera modules, and chipsets (sensor/camera + image signal processors) at 3 leading mobile handsets brands for front-side and back-side illumination image sensors and cameras.

o	Awarded design win for new large size CMOS X-Ray sensors for medical applications at a leading European manufacturer.

Analog, MEMS and Microcontrollers
o	Started deployment of STarGRID Power Line Communication SoC for new Smart Metering programs in China. Won a slot with a major PC OEM for the STM32 in a keyboard controller.
o	Added to healthcare and fitness portfolio of design wins with several more STM32 design-ins.
o	Announced the use of the STM32 in the invisible bicycle helmet invented by Hövding, a Swedish design house.
o
Earned design wins for a system-in-package that includes ST’s NFC contactless interface and tamper-proof Secure Element in a smart meter developed for China by Wasion, a leading supplier of advanced energy metering products.

o	Achieved a win for secure microcontroller for brand protection by a major Japanese printer manufacturer.
o	Ramped production of a pressure sensor and an iNEMO inertial module containing an integrated gyroscope and accelerometer for Samsung’s latest and most advanced smartphone.
o	Began production for accelerometers for top European and Chinese smart-phone makers.

o	Achieved design wins for motion MEMS devices from a leading gaming-system manufacturer
o	Earned first design wins for RF Sub-GHz RF transceiver in security-system and medical applications.
o
Collected significant design wins at major tablet manufacturers for high-performance analog devices and MEMS microphones. The MEMS microphones were also included in the approved vendor list from a major US PC maker for a Windows 8 platform.

o	Awarded the temperature-sensor socket for an important tablet from a major US corporation.

Power Discretes
o	Earned a design win for high-end LED platform from a key European lighting player.
o	Won sockets for extra-low capacitance protection devices in high-speed applications with several leading smartphone and consumer electronics manufacturers.
o	Collected multiple design wins in Asia for Power transistors in a broad range of applications, in the Automotive, Telecom, Computer and Consumer segments.
o	Achieved an important design win in the medical sector for ST’s ultra-fast diodes with a large US-headquartered manufacturer.

ST-Ericsson
o
Samsung continues to incorporate the ST-Ericsson NovaThor ModAp platforms into their award-winning Samsung GALAXY smartphone line with the announcement of the Samsung GALAXY Beam and Samsung GALAXY Ace 2.

o	China Unicom and Yulong are now customers of the NovaThor platform. The NovaThor U8500 ModAp platform powers the new Coolpad Cheer CP7728.
o	The Xperia™ go smartphone became the fourth phone this year from Sony Mobile Communications to leverage the ST-Ericsson NovaThor platform.
o
The Shanda Bambook smartphone – the first from the China-based company – is powered by the ST-Ericsson NovaThor U8500 ModAp solution. It is the first of several smartphones planned by Shanda to use the ST-Ericsson NovaThor platform.

o	Powering two new Panasonic ELUGA devices for the Japan market is the compact yet power efficient Thor M5780 thin modem.
o	A new Sharp AQUOS smartphone is based on the power efficient ST-Ericsson Thor M5730 and available now in Japan.

Cartesio+, Mystique, STarGRID, iNEMO, STM32 and Orly are trademarks of STMicroelectronics. Thor and NovaThor are trademarks of ST-Ericsson. All other trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items attributable to ST, adjusted net earnings (loss), adjusted net earnings (loss) per share, free cash flow, RONA attributable to ST, net financial position and net financial position, adjusted to account for 50% investment in ST-Ericsson.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:
•
the possible impact of an impairment charge on the carrying value of the ST-Ericsson investment in our books of approximately $1.6 billion, as well as on our consolidated results, which is dependent on the successful execution of ST-Ericsson’s new strategic direction plan and its related savings announced on April 23rd 2012;

•
changes in demand in the key application markets and/or from key customers served by our products, including demand for products where we have achieved design wins and/or demand for applications where we are targeting growth, all of which make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability in periods of reduced market demand or visibility to reduce our expenses as required, as well as our ability to operate our manufacturing facilities at sufficient levels with existing process technologies to cover our fixed operating costs;

•
our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully develop and secure customer acceptance for new products meeting their expectations as well as our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the financial impact of obsolete or excess inventories if actual demand differs from our expectations as well as the ability of our customers to successfully compete in the markets they serve using our products;

•
our ability to maintain or improve our competiveness  especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;
•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact are results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and
•
current macro-economic and industry uncertainties, the Eurozone crisis and other global factors which may result in limited growth or recession in one or more important regions of the world economy, sovereign default, changes in the political, social, economic or infrastructure environment, including as a result of military conflict, social unrest and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunami, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate  all of which may in turn also cause unplanned disruptions in our supply chain and reduced or delayed demand from our customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.
Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the SEC on March 5, 2012. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On July 24, 2012, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the second quarter of 2012.

The conference call will be held at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until August 3, 2012.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2011, the Company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before, impairment, restructuring and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST, and other one-time items net of the relevant tax impact.

Return on net assets (RONA) is considered by management to be the key financial and economic metric to measure the return on invested capital. RONA is the ratio of operating income before impairment and restructuring charges divided by average net assets used during the period. ST defines average net assets as average total assets net of total liabilities as reported in our consolidated balance sheet excluding all items related to our financial position such as cash and cash equivalents, marketable securities, short-term deposits, current portion of long-term debt and long-term debt.

Operating income (loss) before impairment, restructuring and one-time items attributable to ST is calculated as operating income (loss) before impairment,  restructuring and one-time items excluding 50% of ST-Ericsson operating income (loss) before impairment, restructuring and one-time items as consolidated by ST. Operating margin before impairment, restructuring and one-time items attributable to ST is calculated as operating income (loss) before restructuring attributable to ST divided by reported revenues excluding 50% of ST-Ericsson revenues as consolidated by ST. RONA attributable to ST is calculated as annualized operating income (loss) before restructuring attributable to ST divided by reported net assets excluding 50% of ST-Ericsson net assets as consolidated by ST.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q2 2012 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	736	(207)	(75)	(0.08)
Impairment & Restructuring		56	28
Estimated Income Tax Effect			-
Non-U.S GAAP	736	(151)	(47)	(0.05)

Q1 2012 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	596	(352)	(176)	(0.20)
Impairment & Restructuring		18	13
NXP Arbitration Award	53	54	56
Estimated Income Tax Effect			(13)
Non-U.S GAAP	649	(280)	(120)	(0.14)

Q2 2011 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	977	83	420	0.46
Impairment & Restructuring		31	24
Realized gain on financial assets			(323)
Estimated Income Tax Effect			5
Non-U.S GAAP	977	114	126	0.14

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	June 30, 2012	March 31, 2012	July 2, 2011
Cash and cash equivalents	1,806	2,059	2,355
Marketable securities	259	154	426
Short-term deposits	-	-	151
Restricted cash	-	3	3
Non-current restricted cash	4	4	5
Total financial resources	2,069	2,220	2,940
Short-term borrowings and current portion of long-term debt	(1,173)	(1,076)	(825)
Long-term debt	(362)	(366)	(1,045)
Total financial debt	(1,535)	(1,442)	(1,870)
Net financial position	534	778	1,070

Net financial position, adjusted to account for 50% investment in ST-Ericsson	1,153	1,267	1,293

Free cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities, short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q2 2012	Q1 2012	Q2 2011
Net cash from (used in) operating activities	(37)	250	117
Net cash from (used in) investing activities	(199)	113	289
Payment for purchases of (proceeds from sale of) marketable securities, short-term deposits and restricted cash, net	107	(265)	(656)
Free cash flow	(129)	98	(250)

--end---

STMicroelectronics N.V. CONSOLIDATED BALANCE SHEETS

As at	June 30,	March 31,	December 31,
In millions of U.S. dollars	2012	2012	2011
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,806	2,059	1,912
Restricted cash	-	3	3
Marketable securities	259	154	413
Trade accounts receivable, net	1,072	971	1,046
Inventories, net	1,489	1,508	1,531
Deferred tax assets	175	170	141
Assets held for sale	20	22	28
Other current assets	578	589	506
Total current assets	5,399	5,476	5,580

Goodwill	1,054	1,064	1,059
Other intangible assets, net	577	608	645
Property, plant and equipment, net	3,606	3,826	3,920
Non-current deferred tax assets	366	371	332
Restricted cash	4	4	5
Long-term investments	109	116	121
Other non-current assets	432	420	432
	6,148	6,409	6,514
Total assets	11,547	11,885	12,094

LIABILITIES AND EQUITY
Current liabilities:
Bank overdrafts	-	-	7
Short-term debt	1,173	1,076	733
Trade accounts payable	965	781	656
Other payables and accrued liabilities	958	987	976
Dividends payable to stockholders	265	-	88
Deferred tax liabilities	1	15	14
Accrued income tax	94	94	95
Total current liabilities	3,456	2,953	2,569

Long-term debt	362	366	826
Post-retirement benefit obligations	414	425	409
Long-term deferred tax liabilities	23	22	21
Other long-term liabilities	282	275	273
	1,081	1,088	1,529
Total liabilities	4,537	4,041	4,098
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 887,244,257 shares outstanding)
Capital surplus	2,547	2,550	2,544
Retained earnings	2,874	3,328	3,504
Accumulated other comprehensive income	606	837	670
Treasury stock	(247)	(271)	(271)
Total parent company stockholders' equity	6,936	7,600	7,603
Noncontrolling interest	74	244	393
Total equity	7,010	7,844	7,996
Total liabilities and equity	11,547	11,885	12,094

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q2 2012	Q1 2012	Q2 2011

Net Cash from (used in) operating activities	(37)	250	117
Net Cash from (used in) investing activities	(199)	113	289
Net Cash from (used in) financing activities	33	(225)	18
Net Cash increase (decrease)	(253)	147	427

Selected Cash Flow Data (in US$ millions)	Q2 2012	Q1 2012	Q2 2011

Depreciation & amortization	281	288	322
Net payment for Capital expenditures	(70)	(125)	(332)
Dividends paid to stockholders	(89)	(88)	(89)
Change in inventories, net	(21)	46	(64)

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	June 30,	July 2,
	2012	2011

Net sales	2,140	2,545
Other revenues	8	22
NET REVENUES	2,148	2,567
Cost of sales	(1,412)	(1,590)
GROSS PROFIT	736	977
Selling, general and administrative	(292)	(316)
Research and development	(617)	(579)
Other income and expenses, net	22	32
Impairment, restructuring charges and other related closure costs	(56)	(31)
Total Operating Expenses	(943)	(894)
OPERATING INCOME (LOSS)	(207)	83
Realized gain on financial assets	-	323
Interest expense, net	(6)	(3)
Earnings (loss) on equity-method investments	(2)	(9)
INCOME (LOSS) BEFORE INCOME TAXES	(215)	394
AND NONCONTROLLING INTEREST
Income tax expense	(20)	(83)
NET INCOME (LOSS)	(235)	311
Net loss (income) attributable to noncontrolling interest	160	109
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	(75)	420

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.08)	0.48
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.08)	0.46

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS (LOSS) PER SHARE	886.1	907.0

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Six Months Ended
	(Unaudited)	(Unaudited)
	June 30,	July 2,
	2012	2011

Net sales	4,150	5,068
Other revenues	15	33
NET REVENUES	4,165	5,101
Cost of sales	(2,833)	(3,134)
GROSS PROFIT	1,332	1,967
Selling, general and administrative	(602)	(628)
Research and development	(1,250)	(1,141)
Other income and expenses, net	35	58
Impairment, restructuring charges and other related closure costs	(74)	(55)
Total Operating Expenses	(1,891)	(1,766)
OPERATING INCOME (LOSS)	(559)	201
Other-than-temporary impairment charge and realized gain on financial assets	-	318
Interest expense, net	(19)	(18)
Loss on equity-method investments	(9)	(15)
Gain on financial instruments, net	3	22
INCOME (LOSS) BEFORE INCOME TAXES	(584)	508
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	14	(114)
NET INCOME (LOSS)	(570)	394
Net loss (income) attributable to noncontrolling interest	318	196
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	(252)	590

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.28)	0.67
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.28)	0.65

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS (LOSS) PER SHARE	885.5	907.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 24, 2012	By:	/s/ MARIO ARLATI

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer